

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2007

<u>Via Facsimile or U.S. Mail</u>

William S. Daugherty
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, KY 40509-1844

   Re: NGAS Resources, Inc.
     Registration Statement on Form S-3
     Filed July 9, 2007
     File No. 333-144417

     Form 10-K for the year ended December 31, 2006
     Filed March 13, 2007
     File No. 0-12185

Dear Mr. Daugherty:

   We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please be advised that we will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding accounting and engineering comments have been addressed.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Drilling Programs, page 5

2.   We note most of your drilling operations are conducted through sponsored programs, whereby you contribute capital to each program, on the same terms as outside investors, in proportion to your ownership interest. We understand that you are utilizing the proportionate consolidation method to account for your interests in the programs. Further, we understand, under your partnership agreements, outside investors in most drilling programs have the right under certain terms to convert their interest, valued at their proportionate share of the program's year-end oil and gas reserves, into shares of the Company at prevailing market prices. Please address the following points:

        (a)   Disclose how contributions from investors are accounted for at the drilling program level, considering the guidance in paragraphs 42-49 of SFAS 19. It should be clear in your disclosure whether the contributions are treated as property conveyances or as financing transactions.

        (b)   Disclose how you have considered the conversion rights in determining how you have accounted for your partnership agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – 2006 and 2005, page 18

3.   We note your disclosure stating the increase in your depreciation, depletion, and amortization also reflects a fourth quarter adjustment to reflect a substantial increase in your depletion rate for 2006. Please expand your disclosure to include the amount of the adjustment, and the reasons for the significant increase in your depletion rate.

Financial Statements, page F-1

General

4.   Please expand your disclosures to include a statement of comprehensive income/loss, as required by SFAS 130. Refer to paragraphs 22 though 26 of SFAS 130 for further guidance.

Note 1 – Summary of Significant Accounting Policies

(a) General, page F-9

5.   We note your disclosure stating, "The accompanying consolidated financial statements of NGAS Resources, Inc. (NGAS) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)." However, your predecessor auditor's report, for the fiscal years ended December 31, 2005 and 2004, expresses an unqualified opinion on those financial statements' in conformity with Canadian GAAP. Please amend your filing to include audited financial statements for 2005 and 2004 that conform to U.S. GAAP, and obtain and include corresponding audit reports in your amendment.

 (i) Goodwill, page F-11

6.   We note your disclosure stating, "…if the fair value of goodwill or other reporting unit is less than its carrying value, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment." However, your accounting policy does not comply with paragraphs 19 and 20 of SFAS 142, which first require the comparison of the fair value of a reporting unit with its carrying amount, including goodwill, and, second, if the carrying amount of a reporting unit exceeds its fair value, an impairment test must be performed, comparing the implied fair value of reporting unit goodwill with the carrying amount of such goodwill, to determine impairment loss, if any. Accordingly, please reevaluate your impairment determinations and, if necessary, adjust your financial statements and related disclosures to comply with SFAS 142.

Note 4 – Loans to Related Parties, page F-13

7.   We note your disclosure stating, "Loans to related parties represent loans receivable from certain shareholders and officers. The loans are payable monthly from production revenues…" It is unclear why amounts owed to you are based on your production revenues. Please expand your disclosure to discuss in further detail the structure and terms of this arrangement with your related parties.

Note 15 – Segment Information, page F-20

8.   We note you disclose two reportable segments, oil and gas development and Corporate, based on management responsibility and key business operations. However, you report three different revenue streams, contract drilling, oil and gas production, and gas transmission and compression, in your statements of operations. Further, we note you provide a discussion of the results of operations for each of these three components separately in your MD&A for each year presented. Please tell us how you concluded that your three revenue components meet the aggregation criteria in paragraph 17 of SFAS 131, and do not meet the

criteria in paragraph 10 of SFAS 131 for separate operating segments or the quantitative thresholds criteria in paragraph 18 of SFAS 131.

Exhibit 23.2

9.   We note the consent from your prior auditor makes reference to their previous audit report dated March 6, 2006. However, their updated audit report, included in your current filing, is dated March 12, 2007. Please obtain an updated consent from your former auditor, and file it with an amendment to your filing. Also, please have your prior auditor correct the reference to the year ended December 31, 2005 to reflect 2006.

Exhibits 31.1 and 31.2

10.   Please revise each of your officers' certifications required by Exchange Act Rule 13a-14(a) so as not to include the title of the certifying individual at the beginning of the certification.

ENGINEERING COMMENTS

General

11.   Please provide us with a copy of your reserve report as of December 31, 2007.   If possible, please submit it in electronic format such as CD-ROM.

Business, page 1

Strategy, page 1

12.   You indicate that your reserve life is over 32 years. However, this appears to include proved undeveloped reserves. To provide for a greater understanding of the estimated life of your reserves, please also disclose the reserve life of the reserves that are actually producing, whether the level of production utilized is consistent with your expectations of production levels over period indicated by the measure, and your expectations about the timing of the development of your undeveloped reserves.

Strategy – Repeatable Drilling, page 2

13.   You state that 99% of your wells have been completed as producers. For a balanced disclosure, please also include the percent of wells that have been completed that are economic producers in terms of payout of capital investment.

Producing Activities, page 7

Average Sales Prices and Lifting Costs, page 7

14.   As you may know, lifting costs disclosed should include all lease operating and
        production tax expenses to comply with paragraph 24 of SFAS 19. Provide us
        with a schedule of your computations, also listing all components and dollar
        amounts used in the calculations, of the lifting cost per Mcfe for each of the three
        periods presented. If your compression and transmission costs are material,
        which they appear to be, you should also revise your document to present those
        costs on a dollar per Mcfe basis.

Risk Factors, page 9

Depletion of Oil and Gas Reserves, page 10

15.   Please make this risk factor more specific to you by disclosing the current decline
        rate of your proved producing reserves, including, if materially different, the
        decline rate of your proved producing reserves in the Leatherwood field.

16.   Please include a risk factor clarifying, consistent with your various tabulations,
        that 58% of your total proved reserves are undeveloped and 73% of the total in
        your largest field Leatherneck are undeveloped, also emphasizing the uncertainty
        about future development and production, and explaining the implications this
        may have on your results.

Properties, page 11

Proved Oil and Gas Reserves, page 11

17.   Please include the SEC definition of proved reserves in Rule 4-10(a) of
        Regulation S-X.

Significant Fields, page 14

18.   Although you provide gross production volumes for each significant field, you
        should also disclose the net production from each of these fields.

Supplementary Oil and Gas Reserve Information – Unaudited, page F-23

19.   Please expand your disclosure to include appropriate explanations for significant reserve changes in the three years presented, as required under paragraph 11 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows, page F-24

20.   Tell us the amount of your future development costs for each period. If significant, present these as a separate line item to comply with paragraph 30(b) of SFAS 69.

        As appropriate, please amend your annual report in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Garrett Johnston at (202) 551-3334 or in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
        G. Johnston

via facsimile:
        Doug Stahl
        (212) 826-6402